UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of **January 2010**

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #680, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Exhibit 99.1 – January 22, 2010 Press Release
2. Exhibit 99.2 – Material Change Report
3. Exhibit 99.3 – Notice of Record Date

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___ No **xxx**

SEC 1815 (04-09) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 000-52509
(Registrant)

Date: January 29, 2010

By \s\ Gary Freeman
Gary Freeman, President/CEO/Director

Exhibit 99.1



January 22, 2010

William A. Faust Joins Pediment's Board of Directors

Vancouver, BC, January 22, 2010 – Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF Frankfurt:P5E) ("Pediment" or "the Company") is very pleased to welcome William A. Faust to the Company's Board of Directors. Mr. Faust has over 28 years of engineering and management experience, including over 10 year of mine development and operations in Mexico. Mr. Faust currently serves as Chief Operations Officer and Senior VP for Crystallex International Corporation. Previously he served as VP Operations for Nevada Pacific Gold Ltd. which was acquired by US Gold Corporation in March 2007 and as VP Operations for Corner Bay Silver which was acquired by Pan American Silver in 2003. From 1997 to 2001, Mr. Faust was VP Operations for Eldoraldo Gold after initially serving as General Manager for the La Colorada Mine, which is now a project owned by Pediment.

Mr. Faust is a Registered Professional Engineer in New Mexico, and holds an MBA Finance, Management from Western New Mexico University, a BS, Mining Engineering from New Mexico Tech, and a BS, Civil Engineering from the University of New Mexico. His experience, judgement and vast knowledge will be a strong asset to Pediment and its Shareholders.

Gary Freeman, the Company's President commented "we are thrilled to have Mr. Faust join the Pediment Board. His valuable experience and knowledge of the La Colorada property is of positive value to the Company as it progresses."

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Gary Freeman, President and CEO
PEDIMENT GOLD CORP.
Vancouver, British Columbia

We Seek Safe Harbour.
The TSX does not accept responsibility for the adequacy or accuracy of this release.

Form 51-102F3

Material Change Report

Item 1: **Name and Address of Company**

PEDIMENT GOLD CORP.
Suite 720-789 West Pender Street
Vancouver, British Columbia V6C 1H2

(the "Company")

Item 2 **Date of Material Change**

January 19, 2010

Item 3 **News Release**

The news release was disseminated on January 22, 2010 by Marketwire.

Item 4 **Summary of Material Change**

The Company welcomes William A. Faust to the Board of Directors.

Item 5 **Full Description of Material Change**

5.1 **Full Description of Material Change**

The Company is very pleased to welcome William A. Faust to the Company's Board of Directors. Mr. Faust has over 28 years of engineering and management experience, including over 10 year of mine development and operations in Mexico. Mr. Faust currently serves as Chief Operations Officer and Senior VP for Crystallex International Corporation. Previously he served as VP Operations for Nevada Pacific Gold Ltd. which was acquired by US Gold Corporation in March 2007 and as VP Operations for Corner Bay Silver which was acquired by Pan American Silver in 2003. From 1997 to 2001, Mr. Faust was VP Operations for Eldoraldo Gold after initially serving as General Manager for the La Colorada Mine, which is now a project owned by Pediment.

Mr. Faust is a Registered Professional Engineer in New Mexico, and holds an MBA Finance, Management from Western New Mexico University, a BS, Mining Engineering from New Mexico Tech, and a BS, Civil Engineering from the University of New Mexico. His experience, judgement and vast knowledge will be a strong asset to Pediment and its Shareholders.

5.2 **Disclosure for Restructuring Transactions**

Not applicable.

Item 6 **Reliance on subsection 7.1(2) of National Instrument 51-102**

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

Item 9   Date of Report

January 22, 2010

Exhibit 99.3



Suite 680 - 789 West Pender St.
Vancouver, BC V6C 1H2
Phone: 604-682-4418
Fax: 604-669-0384

Reply Attention of:	Dayna Leigh
Direct Phone:	604.682.4418
Direct Fax:	604.669.0384
E-mail:	dayna@pedimentgold.com
Date:	January 12, 2010

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Attention: Statutory Filings Department

Dear Sirs/Mesdames:

Re: Notice of Record Date Under National Instrument 54-101

In accordance with National Instrument 54-101, we hereby give you notice of a meeting of the shareholders for the under-mentioned issuer:

Issuer:	Pediment Gold Corp.
Security Description:	Common shares
CUSIP #:	70532W109
Meeting Type:	Annual General
Record Date for Notice & Voting:	Monday, February 8, 2010
Beneficial ownership determination date:	Monday, February 8, 2010
Meeting Date:	Thursday, March 18, 2010

Yours truly,

Pediment Gold Corp.

"Dayna Leigh"

Dayna Leigh

Copy to Securities Commissions for each of: Saskatchewan, Manitoba, Nova Scotia and Newfoundland; Registrar of
       Securities for each of: Prince Edward Island, Government of the Yukon Territory and Nunavut Territory;
       Office of the Administrator - New Brunswick; Securities Registry - Government of the Northwest Territories;
       Autorité des marchés financiers